Nova Technologies USA, Inc.
4421 Commons Drive, Suite 182
Destin, Florida 32541

August 3, 2007

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Delaying Amendment
Nova Technologies USA, Inc.
Registration Statement on Form SB-2
SEC File Number 333-145011
Filing Date: August 1, 2007

Dear Sir or Madam:

On behalf of Nova Technologies USA, Inc. (“Nova”), a Nevada corporation, we hereby specifically incorporate into the facing page of the Registration Statement on Form SB-2, filed by the Company on August 1, 2007, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment or the subject filing, please contact Sharon D. Mitchell, (248) 515-6035; mailing address: 57492 Onaga Trail, Yucca Valley, California, 92284.

Very truly yours,

/s/ John McDermit
John McDermit
President